# SEC Schedule 13G/A (Amendment No. 32) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PUBLIX SUPER MARKETS INC, CIK 0000081061
CUSIP: 000000000
Title of class of securities: Common Stock, Par Value $1.00 Per Share
Address of issuer's principal executive offices: 3300 PUBLIX CORPORATE PARKWAY, LAKELAND, Florida (FL), 33811
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000926047

## Reporting persons
- PUBLIX SUPER MARKETS INC EMPLOYEE STOCK OWNERSHIP PLAN: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 709,865,480; sole dispositive power 0; shared dispositive power 709,865,480; aggregate amount beneficially owned 709,865,480 (21.8% of the class)

## Item 1. Issuer
Name of issuer: PUBLIX SUPER MARKETS INC
Address of issuer's principal executive offices: 3300 PUBLIX CORPORATE PARKWAY, LAKELAND, FLORIDA, 33811.

## Item 2. Person Filing
Name of person filing: Publix Super Markets, Inc. Employee Stock Ownership Plan
Address of principal business office or, if none, residence: 3300 Publix Corporate Parkway, Lakeland, FL 33811
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 709,865,480
Percent of class: 21.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 709,865,480
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 709,865,480

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Dividends paid on the Company's common stock and attributable to shares allocated to Publix Super Markets, Inc. Employee Stock Ownership Plan participants' accounts may be distributed to such participants as directed by Publix Super Markets, Inc. in accordance with the terms of the Publix Super Markets, Inc. Employee Stock Ownership Trust.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PUBLIX SUPER MARKETS INC EMPLOYEE STOCK OWNERSHIP PLAN: /s/ Randall T. Jones, Sr., Randall T. Jones, Sr./Trustee (02/13/2025)
- PUBLIX SUPER MARKETS INC EMPLOYEE STOCK OWNERSHIP PLAN: /s/ Tina P. Johnson, Tina P. Johnson/Trustee (02/13/2025)
- PUBLIX SUPER MARKETS INC EMPLOYEE STOCK OWNERSHIP PLAN: /s/ David P. Phillips, David P. Phillips/Trustee (02/13/2025)